As filed with the Securities and Exchange Commission on June 6, 2008
Reg. No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CONVERTED ORGANICS INC.
(Exact name of registrant as specified in its charter)

Delaware	204075963
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Address of Principal Executive Offices)
2006 Stock Option Plan
(Full title of plan)
Edward J. Gildea
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Name, address, and telephone number of agent for service)
With a copy to:
Ralph V. De Martino, Esq.
Cavas S. Pavri, Esq.
Cozen O’Connor
The Army and Navy Building
1627 I Street, NW
Suite 1100
Washington, DC 20006
(202) 912-4800
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of each class of securities	Amount to be		Offering Price Per	Aggregate Offering	Amount of
to be registered	Registered (4)		Security (3)	Price	Registration Fee
Common Stock, $.0001 par value per share	1,533,667	(1)	$6.35	$9,738,786	$382
Common Stock, $.0001 par value per share	133,000	(2)	$6.35	$844,550	$34
Total	1,666,667			$10,583,336	$416

(1)	Represents shares of common stock reserved for issuance under our under the 2006 Stock Option Plan, as amended.

(2)	Represents shares of common stock previously issued upon the exercise stock options issued pursuant to our 2006 Option Plan, as amended, which are subject to the reoffer prospectus included herein.

(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on Nasdaq Capital Market on May 30, 2008.

(4)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereunder will be adjusted in the event of stock splits, stock dividends or similar transactions.

EXPLANATORY NOTE
     The purpose of this registration statement is to register 1,533,667 shares of the common stock of Converted Organics Inc. (the “Company” or “Registrant”) issuable under the Company’s 2006 Stock Option Plan, as amended, for offer and sale. This Registration Statement includes a reoffer prospectus prepared in accordance General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3. The reoffer prospectus may be used for reoffers of 133,000 shares of common stock previously acquired through the exercise of stock options defined as “restricted securities” under General Instruction C to Form S-8 pursuant to grants made under the Company’s 2006 Stock Option Plan, as amended.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
This Registration Statement relates to two separate prospectuses.
Section 10(a) Prospectus: Items 1 and 2, from this page, and the documents incorporated by reference pursuant to Part II, Item 3 of this prospectus, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “Securities Act”).
Reoffer Prospectus: The material that follows Item 2, up to but not including Part II of this Registration Statement, of which the reoffer prospectus is a part, constitutes a “reoffer prospectus,” prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of common shares which are deemed to be “control securities” or “restricted securities” under the Securities Act that have been acquired by the selling shareholders named in the reoffer prospectus.
Item 1. Plan Information.
Converted Organics Inc. (sometimes referred to as “we”, “us”, “our”, “the Company”, or “Converted Organics”) will provide each participant (the “Recipient”) with documents that contain information related to our 2006 Stock Option Plan, as amended, and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not filed as a part of this Registration Statement on Form S-8 (the “Registration Statement”). The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement taken together constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Recipient who receives common shares covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.
Item 2. Registrant Information and Employee Plan Annual Information.
We will provide to each Recipient a written statement advising it of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral notice by contacting:
David R. Allen, Chief Financial Officer
Converted Organics Inc.
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111

*	Information required by Part I to be contained in Section 10(a) prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933, and Note to Part I of Form S-8.

REOFFER PROSPECTUS
Converted Organics Inc.
133,000 Shares of
Common Stock
     This reoffer prospectus relates to the offer and resale of 133,000 shares of our common stock that may be offered and resold from time to time by the two existing selling shareholders identified in this prospectus for their own account, which were previously issued upon the exercise of stock options pursuant to our 2006 Stock Option Plan, as amended. We will receive no part of the proceeds from sales made under this reoffer prospectus. The selling shareholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling shareholders will be borne by us.
     The selling shareholders and any brokers executing selling orders on their behalf may be deemed to be “underwriters” within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act.
     Our common stock is quoted on the Nasdaq Capital Market under the symbol COIN. The closing sale price for our common stock on May 30, 2008 was $6.25 per share.
     These are speculative securities. Investing in our common stock involves significant risks. You should purchase the common stock only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3 of this reoffer prospectus.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is June 6, 2008.

CONVERTED ORGANICS INC.
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

PROSPECTUS SUMMARY
     We are registering 133,000 shares of common stock previously acquired by the selling shareholders upon their exercise of stock options issued to the selling shareholders pursuant to our 2006 Stock Option Plan. The shares of common stock are “restricted securities” under the Securities Act. This reoffer prospectus has been prepared for the purposes of registering the common stock under the Securities Act to allow for future sales by the selling shareholders on a continuous or delayed basis to the public without restriction.
     Since we do not currently meet the registrant requirements for use of Form S-3, the amount of common stock which may be resold by means of this reoffer prospectus by each of the selling stockholders, and any other person with whom he is acting in concert for the purpose of selling our securities, must not exceed, in any three month period, the amount specified in Rule 144(e) promulgated under the Securities Act.
     Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.
This Offering

Common stock outstanding before the offering	5,554,277 shares as of May 12, 2008.

Common stock offered by selling stockholders	133,000 shares.

Nasdaq Capital Market Symbol	COIN

Risk Factors	Investing in our common stock involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus.
     Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:
•	assumes no additional exercises of the Class A and Class B warrants;

•	assumes no additional exercises of the representative’s warrant we issued in connection with our initial public offering;

•	assumes no issuance of stock dividends pursuant to our stock dividend program after April 14, 2008; and

•	excludes 513,000 shares underlying outstanding options under our 2006 Stock Option Plan, as amended; and

•	excludes 1,013,667 shares reserved under our 2006 Stock Option Plan, as amended, for future issuance.

RISK FACTORS
     If you purchase our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus, including in the documents we incorporate by reference into this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, including in the documents we incorporate by reference into this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment.
Risks Relating to Our Business
We are an early-stage venture with limited operating history, and our prospects are difficult to evaluate.
     Until the first quarter of 2008 when we initially began to report revenues, we had not operated any facility, nor had we sold any products. Our activities have been limited to developing our business, and consequently there is no historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which may have a material negative effect on our financial performance.
We expect to incur significant losses for some time, and we may never operate profitably.
     For the period from May 2, 2003 (inception of our predecessor companies) through March 31, 2008, we incurred an accumulated net loss of approximately $12.8 million. Despite generating revenue from our Gonzales facility beginning in February 2008, we will continue to incur significant losses. In order to achieve profitability, we must successfully complete the construction of our proposed Woodbridge, New Jersey facility, the expansion of our Gonzales, California facility, and become fully operational at each facility. There is no assurance that we will be successful in our efforts to build and operate an organic waste conversion facility. Even if we successfully meet our objectives and begin full operations, there is no assurance that we will be able to operate or maintain profitability.
We are generating nominal cash flow from operations, have limited sources of liquidity, and are restricted in our ability to borrow additional funds.
     We commenced operations at our Gonzales facility in the first quarter of 2008, and this facility is our sole means of generating internal cash. Approximately $14.6 million of the net proceeds from our February 2007 equity and bond offerings, together with $4.6 million of lease financing provided by the landlord, will be used to build our Woodbridge facility, which is expected to commence operations at the end of the second quarter of 2008. We believe that the remaining $10.8 million net proceeds from the equity and bond offerings, along with the proceeds of the exercise of our publicly held Class A Warrants, which totaled approximately $6.0 million during the first quarter of 2008, and revenues from the Gonzales facility, will be sufficient to sustain our operations until the Woodbridge facility is completed, and, if the completion is delayed, until at least the end of 2008. Notwithstanding the foregoing, we will be required to raise additional funds in order to build our planned facility in Rhode Island, to refinance our current debt, or if we were to encounter unexpected expenses in connection with our operations. We do not have any commitments for additional equity or debt funding, and, moreover, we would not be permitted to borrow any future funds unless we obtain the consent of the bondholders of the New Jersey Economic Development Bonds.
If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
     Failure to manage effectively our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, securing a lease for our Woodbridge facility and options for additional facilities, and purchasing and upgrading our Gonzales facility. The transition to a converter of waste and manufacturer and vendor of fertilizer products requires effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.
Our plan to develop relationships with strategic partners and vendors may not be successful.
     As part of our business strategy, we will need to develop short- and long-term relationships with strategic partners and vendors to conduct growth trials and other research and development activities, to assess technology, to engage in marketing activities, and to enter into waste collection, real estate development and construction agreements. For these efforts to succeed, we must identify partners and vendors whose competencies complement ours. We must also enter into agreements with them on attractive terms and integrate and coordinate their resources and capabilities with our own. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited or delayed.
We may be unable to effectively implement new transaction accounting, operational and financial systems.
     To manage our operations, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls, and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. Our planned systems, procedures and controls may be inadequate to support our future operations.
Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
     Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.
Constructing and equipping our Woodbridge facility may take longer and cost more than we expect.
     Equipping and completing our Woodbridge facility has required and will continue to require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns, including the cost of raw materials such as stainless steel, and other start-up and operating difficulties. Our conversion processes at the Woodbridge facility will use custom-built, patented equipment that may not be delivered and installed in our facility in a timely manner for many reasons, including but not limited to the inability of the supplier of this equipment to perform. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our Woodbridge facility, and our results may be materially affected. We also may encounter similar difficulties in constructing and equipping our future facilities which may also have a material and adverse effect on our operating results.
We have little or no experience in the organic waste or fertilizer industries, which increases the risk of our inability to build and operate our facilities.
     We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, but not organizing the construction, equipping and start up of an organic waste conversion facility, and governing and operating a public company. In addition, none of our directors has any experience in the organic waste or fertilizer products industries. As a result, we may not develop our business successfully.
We will depend on contractors unrelated to us to build our Woodbridge facility, and their failure to perform could harm our business, and hinder our ability to operate profitably.
     We have entered into guaranteed maximum price contracts with construction, mechanical, and electrical contractors to build our Woodbridge facility. Although we believe each of these companies is qualified, we have no prior experience with any of them. If any company were to fail to perform, there is no assurance that we would be able to obtain a suitable replacement on a timely basis.
We license technology for our Woodbridge facility from a third party, and our failure to perform under the terms of the license could result in material adverse consequences.
     We intend to use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that will be obtained from International Bio-Recovery Corporation, or IBRC. The license contains various performance criteria, and if we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment that may not be available on a timely basis or at all. If we are unable to use different technology and equipment, we may not be able to operate the Woodbridge facility successfully. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, the occurrence of such event will adversely affect our Woodbridge operations and revenues.
The EATAD technology we will use to operate our Woodbridge facility is unproven at the scale we intend to operate.
     While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion process, or EATAD, its plant is smaller than our planned Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size.
Our Woodbridge facility site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay construction and delay our ability to generate revenue.
     There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge facility site or any additional facility sites that may delay the construction of our organic waste conversion facilities. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.
We may not be able to successfully operate our Woodbridge facility.
     Although we intend to hire a firm with substantial operational experience to operate our Woodbridge facility, we have not developed or operated any manufacturing facilities of any kind. Our Woodbridge facility, if completed, would be the first commercial facility of its kind in the United States and may not function as anticipated. In addition, the control of the manufacturing process will require operators with extensive training and experience which may be difficult to attain.

Our lack of business diversification may have a material negative effect on our financial performance.
     We expect to have only two planned products to sell to customers to generate revenue: dry and liquid soil amendment products. We do not expect to have any other products. Although we also expect to receive “tip” fees, our lack of business diversification could have a material adverse effect on our operations.
We may not be able to manufacture products from our planned facilities in commercial quantities or sell them at competitive prices.
     To date, we have not produced any products other than from our Gonzales facility. We may not be able to manufacture products from our Woodbridge facility or other planned facilities in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products.
     We currently have limited sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and these parties may fail to commercialize these products successfully. Our planned products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.
Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
     Our current and potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
     Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, the number of fertilizer products registered as “organic” with the Organic Materials Review Institute increased by approximately 50% from 2002 to 2005. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, adversely affecting our financial performance.
Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
     Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. We do not presently maintain product liability insurance, and any product liability insurance we may obtain may not be adequate to cover claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
     Energy costs, particularly electricity and natural gas, are expected to constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient organic material.
     Competing disposal outlets for organic food waste and increased demand for applications such as biofuels may develop and adversely affect our business. To fully utilize the tip floor and to manufacture our products, we are dependent on a stable supply of organic food waste. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, resulting in reduced revenues and net income.
Our license agreement with IBRC restricts the territory into which we may sell our planned products and grants a cooperative a right of first refusal to purchase our products.
     We have entered into a license agreement with IBRC which among other terms contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative of which IBRC is a member a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to easily absorb the amount of product we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. We may in addition become completely dependent on a third party for the sale of our products.
Our fertilizer products from our Woodbridge facility will be sold under an unproven name.
     Our licensing agreement with IBRC requires that we market our planned products from our Woodbridge facility under the brand name “Genica.” No fertilizer products have been sold in our geographic market under that name, and the name may not be accepted in our marketplace.
Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
     We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in termination of our license agreement.
     If our use of the IBRC licensed technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. Although IBRC has agreed to bear the costs of such defense, if the licensed technology is found by a court to be infringing, IBRC may terminate the license agreement, which may prevent us from continuing to operate our conversion facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC to continue to operate.

     If a third party is allegedly infringing any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Our High Temperature Liquid Composting, or HTLC, technology imposes obligations on us related to infringement actions that may become burdensome.
     If our use of our HTLC technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. In such an event, we may become obligated to find alternative technology or to pay a royalty to a third party to continue to operate. If a third party is allegedly infringing any of our HTLC technology, then we may attempt to enforce our intellectual property rights. In general, our possession of rights to use the know-how related to our HTLC technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers may be required at our expense. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Development of our business is dependent on our ability to obtain additional debt financing which may not be available on acceptable terms.
     We may need to obtain significant debt financing in order to develop manufacturing facilities and begin production of our products. Each facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs will be available to finance our requirements, market rate or non-government sponsored debt could also be used. However, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
     We will need to obtain additional debt and equity financing to complete subsequent phases of our business plan. We may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect your rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to execute our business plan, and will have a material adverse effect on our revenues and net income.
Our agreements with our bond investor may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from borrowing additional funds, repaying other indebtedness or paying dividends or taking other actions to manage or expand our business.
     The terms of the bond guaranty executed by us as manager of Converted Organics of Woodbridge LLC, prohibit us from paying debt and other obligations that funded our working capital until certain ratios of Earnings Before Interest, Taxes, Depreciation and Amortization to debt service are met. As of March 31, 2008, we had approximately $375,000 and $90,000 of indebtedness, other than our bonds, which mature on December 31, 2008 and May 2, 2009, respectively.
Mandatory redemption of our bonds could have a material adverse effect on our liquidity and cash resources.
     Our bonds are subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control of the company occurs and under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds, plus interest. If we are unable to obtain additional financing from other sources, the requirement that we pay cash in connection with such mandatory redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
The communities where our facilities may be located may be averse to hosting or oppose our construction of waste handling and manufacturing facilities.
     Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities.
Our facilities will require certain permits to operate, which we may not be able to obtain or obtain on a timely basis.
     For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a water discharge permit, a storm water runoff permit, and building construction permits. We may not be able to secure all the necessary permits on a timely basis or at all, which may prevent us from operating the facility according to our business plan.
     For our additional facilities, we may need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Lack of permits to construct, operate or maintain our facilities will severely and adversely affect our business.
Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.
     We will be subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not granted, construction costs for our organic waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.
Our strategic plan for development and construction of operating facilities in Rhode Island, Massachusetts and New York requires additional debt and/or equity financing and working capital during the construction periods.
     Our strategic plan calls for us to develop and build future operating facilities. These facilities will require us to raise additional fund for the development and construction of these facilities and for working capital during the construction process. There is no guarantee that we will be able to raise those funds.
As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and expose us to risk of non-compliance.
     As a public company, we are subject to numerous legal and accounting requirements. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
Risks Related to Investment in Our Securities
While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.
     During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
     Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
     We have agreed to pay a 5% common stock dividend to holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. The additional shares of our common stock distributed pursuant to such stock dividends could cause the market price of our common stock to decline and could have an adverse effect on our earnings per share, if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition and are based on our current expectations, assumptions, estimates and beliefs about us and our industry. When we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “will,” “could,” “potential,” “project” or similar expressions, we are making forward-looking statements.
     These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other important factors, some of which are beyond our control, which could cause our actual results to differ materially from our expectations. These risks, uncertainties and other factors are described under “Risk Factors” and discussed elsewhere in this prospectus or in the documents incorporated by reference into this prospectus.
     We caution you not to place undue reliance on forward-looking statements. These cautionary statements should not be construed by you to be exhaustive, and they are made only as of the date of this prospectus.
DETERMINATION OF OFFERING PRICE
     The selling security holders may sell the common shares issued to them from time-to-time at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.
SELLING SHAREHOLDERS
     This prospectus relates to shares of common stock that are being registered for offers and resale by the selling shareholders. The shares of common stock are “restricted securities” under the Securities Act. The selling shareholders may resell any or all of the shares at any time while this prospectus is current.
     Since we do not currently meet the registrant requirements for use of Form S-3, the amount of common stock which may be resold by means of this reoffer prospectus by each of the selling stockholders, and any other person with whom he is acting in concert for the purpose of selling our securities, must not exceed, in any three month period, the amount specified in Rule 144(e) promulgated under the Securities Act.
     The information set forth in the following table regarding the beneficial ownership after resale of securities assumes that the selling shareholders will sell all of the shares of common stock owned by that selling shareholder covered by this prospectus.

	Common stock			Percent of common
	beneficially owned	Common stock	Common stock	stock beneficially
	prior to the	offered pursuant to	beneficially owned	owned after the
Selling shareholder	offering	this prospectus	after the offering	offering (3)
Thomas R. Buchanan	230,129 (1)	50,000	180,129 (2)	3.2%
John Tucker	363,914	83,000	280,914	5.1%

*	Denotes less than 1%

(1)	Consists of 180,129 shares of common stock and 50,000 shares of common stock which the selling shareholder has the right to acquire through the exercise of options.

(2)	Consists of 130,129 shares of common stock and 50,000 shares of common stock which the selling shareholder has the right to acquire through the exercise of options.

(3)	Applicable percentage ownership is based on 5,554,277 shares of common stock as of May 12, 2008.
PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We will pay the fees and expenses incident to the registration of the shares. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. We have not agreed to indemnify the selling shareholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
LEGAL MATTERS
     The validity of the common stock has been passed upon by Cozen O’Connor, Philadelphia, Pennsylvania.
EXPERTS
     The consolidated financial statements for the years ended December 31, 2007 and 2006 appearing in our annual report on Form 10-KSB/A for the year ended December 31, 2007 and incorporated by reference into this prospectus have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent set forth in their report, and are incorporated by reference into this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that such information is considered part of this prospectus. All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the effective date of the registration statement of which this prospectus is a part and prior to the filing of a post-effective amendment which indicates that all securities offered by this prospectus have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded..
     The following documents filed with the SEC are incorporated herein by reference:
•	Our Annual Report on Form 10-KSB/A for the year ended December 31, 2007, filed with the SEC on May 8, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2008;

•	Our Current Reports on Form 8-K, filed with the SEC on January 15, 2008; January 29, 2008 (as amended on May 8, 2008); March 13, 2008; April 4, 2008; April 11, 2008; and April 30, 2008; and

•	The description of our common stock contained in Forms 8-A filed on February 8, 2007 and May 30, 2007 and any amendments or reports filed for the purpose of updating such description.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:
Converted Organics Inc.
Edward J. Gildea
Chief Executive Officer
7A Commercial Wharf West
Boston, MA 02110
Attention: Corporate Secretary
(617) 624-0111
     These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at convertedorganics.com, or as described under “Where You Can Find More Information” below. The information and other content contained on or linked from our internet website are not part of this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement on Form S-8 that we filed with the SEC. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
     You can read and copy our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov. You can also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
     Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our Certificate of Incorporation contains provisions relating to the indemnification of director and officers and our Bylaws extend such indemnities for our directors to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CONVERTED ORGANICS INC.

133,000 SHARES OF COMMON STOCK

PROSPECTUS

June 6, 2008

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:
•	Our Annual Report on Form 10-KSB/A for the year ended December 31, 2007, filed with the SEC on May 8, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2008;

•	Our Current Reports on Form 8-K, filed with the SEC on January 15, 2008; January 29, 2008 (as amended on May 8, 2008); March 13, 2008; April 4, 2008; April 11, 2008; and April 30, 2008; and

•	The description of our common stock contained in Forms 8-A filed on February 8, 2007 and May 30, 2007 and any amendments or reports filed for the purpose of updating such description.
Item 4. Description of Securities.
     Not applicable.
Item 5. Interests of Named Experts and Counsel.
     Not applicable.
Item 6. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law, as amended, authorizes us to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our Certificate of Incorporation contains provisions relating to the indemnification of director and officers and our Bylaws extend such indemnities for our directors to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which the Company could not indemnify such persons.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

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Item 7. Exemption from Registration Claimed.
     The 133,000 shares of common stock to be sold by the selling shareholders pursuant to this registration statement were issued upon the exercise of stock options issued pursuant the Registrant’s 2006 Stock Option Plan, as amended. The stock options and the common stock issued upon exercise of the stock options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
Item 8. Exhibits.

Exhibit Number	Description
5.1	Opinion of Cozen O’Connor
10.1	2006 Stock Option Plan, as amended
23.1	Consent of Cozen O’Connor (included in Exhibit 5.1)
23.2	Consent of Carlin, Charron & Rosen LLP
Item 9. Undertakings.
     (1) The undersigned Registrant hereby undertakes to:
     (a) File, during any period in which offers or sells are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.
     (c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     (2) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on June 6, 2008.

CONVERTED ORGANICS INC.
By:	/s/ Edward J. Gildea
Edward J. Gildea
President, Chief Executive Officer and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Edward J. Gildea Edward J. Gildea	President, Chief Executive Officer and Chairman of the Board	June 6, 2008

/s/ David R. Allen David R. Allen	Chief Financial Officer (Principal Financial Officer)	June 6, 2008

/s/ Ellen P. O’Neil Ellen P. O’Neil	Director of Finance and Accounting (Principal Accounting Officer)	June 6, 2008

/s/ Peter J. Townsley	Director	June 6, 2008
Peter J. Townsley

/s/ Edward A. Stoltenberg	Director	June 6, 2008
Edward A. Stoltenberg

/s/ Robert E. Cell	Director	June 6, 2008
Robert E. Cell

/s/ John P. DeVillars	Director	June 6, 2008
John P. DeVillars

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